Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Closes second tranche of $3.5 million financing
MineralFields Group Purchases 8,333,333 Flow-Through Units
Montréal, June 9, 2008 — Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) (“Campbell”) today announced that Toronto-based MineralFields Group has purchased 8,333,333 flow-through shares of Campbell at $0.12 each for total proceeds of $1,000,000.
“We are very pleased to have this strong relationship with MineralFields Group,” said André Fortier, Campbell’s President and CEO. “This is an important milestone in the growth of Campbell Resources Inc., and we look forward to working with MineralFields Group as we develop our holdings in the Chibougamau region.”
Additionally, another group of investors has purchased 4,500,000 flow-through shares for total proceeds of $540,000.
This is the second tranche of a previously announced non-brokered private placement. With the closing of this second tranche, $3,290,000 has been raised to date.
An announcement on the final tranche of the private placement will be made next week.
Cash commissions of 6% of the proceeds of certain subscriptions were paid to agents.
All securities issued pursuant to both private placements are subject to a four-month hold period. The private placements are subject to the final approval by the Toronto Stock Exchange.
Campbell intends to use the proceeds of the financing to continue its exploration program at the Corner Bay property and other properties it owns in the Chibougamau area.
About Campbell Resources Inc.
Campbell concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows Campbell to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. Campbell’s headquarters are located in Montreal, Quebec.
About MineralFields, Pathway and First Canadian Securities®
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
For more information:

Campbell Resources Inc. André Y. Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron, hperron@renmarkfinancial.com Julien Ouimet, jouimet@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com